OLEMA PHARMACEUTICALS, INC.

780 Brannan Street

San Francisco, California 94103

January 13, 2025

VIA EDGAR

Securities and Exchange Commission

Office of Finance

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-3010

RE:	Olema Pharmaceuticals, Inc.
Registration Statement on Form S-3 (File No. 333-284146)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Olema Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-284146) (the “Registration Statement”) to become effective on Wednesday, January 15, 2025, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Jodie Bourdet and Julia Boesch of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Jodie Bourdet of Cooley LLP, counsel to the Registrant, at (415) 693-2054, or in her absence, Julia Boesch at (415) 693-2326.

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Very truly yours,

OLEMA PHARMACEUTICALS, INC.

By:	/s/ Shane Kovacs
Name:	Shane Kovacs
Title:	Chief Operating and Financial Officer

cc:	Jodie Bourdet, Cooley LLP
Kristin VanderPas, Cooley LLP
Julia Boesch, Cooley LLP